Management’s Discussion and Analysis (“MD&A”) Exhibit 99.2

The following discussion is based on the financial statements of Central Fund of Canada Limited (“Central Fund” or the “Company”) which are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) including the Canadian Institute of Chartered Accountants Accounting Guideline 18, Investment Companies (“AcG-18”).  These principles are substantially the same as United States’ generally accepted accounting principles.

This analysis should be read in conjunction with Central Fund’s financial statements prepared in accordance with Canadian GAAP included in its 2010 Annual Report and the accompanying MD&A.

Throughout this discussion, all currency amounts are in United States dollars.

Certain statements in this report may constitute forward-looking information within the meaning of securities laws.  Forward-looking information may relate to the Company’s future outlook and anticipated events and may relate to matters that are not historical facts.  In particular, statements regarding the Company’s objectives and strategies are forward-looking statements.  These statements are based on certain factors and assumptions which are considered reasonable as of the current date but may prove to be incorrect.  Forward-looking information is also subject to certain factors, including risks and uncertainties (described in “Risk Factors” of the Company’s 2010 annual MD&A), that could cause future events and results to differ materially from what the Company currently foresees.

Disclosure Controls and Procedures

Senior Executive Officers have ensured that there are disclosure controls and procedures in place that provide reasonable assurance that material information relating to the Company is disclosed on a timely basis.  They believe these disclosure controls and procedures have been effective during the three months ended January 31, 2011.

Outstanding Shares

There were 238,282,713 Class A retractable shares and 40,000 Common shares issued and outstanding at January 31, 2011.

Administrator, Administrative and Consulting Fees

Central Fund has no employees.  It is party to an Administrative and Consulting Agreement with The Central Group Alberta Ltd., which is related to the Company through four of its Officers and Directors.  The Central Group Alberta Ltd., which acts as Administrator, has operating offices with employees, advisors and consultants who provide administrative and consulting services to the Company.  For such services, the Company pays an administrative and consulting fee, payable monthly (see Note 5 to the financial statements).

Results of Operations – Change in Net Assets

Net assets increased by $252.1 million during the three months ended January 31, 2011 primarily as a result of a 15.8% increase in the price of silver.  The price of gold fell 1.5% during this same period.

The following table summarizes selected quarterly financial information (amounts in millions except where stated on a per share basis):

	Quarter ended (U.S.$)
	Jan. 31, 2011	Oct. 31, 2010	July 31, 2010	Apr. 30, 2010
Change in unrealized appreciation (depreciation) of holdings	$255.3	$741.2	$(99.3)	$292.6
Net income (loss)	$252.1	$738.5	$(101.7)	$290.4
Net income (loss) per Class A share	$1.06	$3.10	$(0.43)	$1.37
Total net assets	$4,158.8	$3,906.8	$3,170.3	$2,911.9

	Jan. 31, 2010	Oct. 31, 2009	July 31, 2009	Apr. 30, 2009
Change in unrealized appreciation (depreciation) of holdings	$20.7	$300.4	$124.1	$(29.9)
Net income (loss)	$18.6	$298.7	$122.6	$(31.4)
Net income (loss) per Class A share	$0.09	$1.55	$0.66	$(0.20)
Total net assets	$2,621.3	$2,382.3	$1,959.4	$1,836.9

Financial Results – Net Income

Central Fund’s earned income objective is secondary to its objective of holding almost all of its net assets in gold and silver bullion.  Generally, Central Fund seeks only to maintain adequate cash reserves to enable it to pay expenses and Class A share dividends.  Because gold and silver bullion are not loaned to generate income, Central Fund’s realized income is a nominal percentage of its net assets.  However, AcG-18 requires Central Fund to record changes in unrealized appreciation (depreciation) of holdings in income.

Net income (inclusive of the change in unrealized appreciation of holdings) for the three months ended January 31, 2011 was $252.1 million compared to $18.6 million for the comparative period in 2010.  Virtually all of the net income was due to the change in the unrealized appreciation of silver.  Interest income increased compared to the comparable quarter in 2010 as interest rates on interest-bearing cash deposits were higher.  Certain expenses, such as administration fees which are scaled, have varied in proportion to net asset levels or, in the case of stock exchange fees, with market capitalization based on the number of Class A shares issued.  Administration fees, which are calculated monthly based on net assets at each month-end, increased during the three month period ended January 31, 2011 to $1.9 million, from $1.3 million for the comparative period in 2010, as a direct result of the higher level of net assets under administration.

Expenses as a percentage of average month-end net assets for the three month periods ended January 31, 2011 and 2010 remained unchanged at 0.08%.  For the twelve month period ended January 31, 2011, the expense ratio was 0.31% compared to 0.32% for the twelve month period ended January 31, 2010.

Liquidity and Capital Resources

All of Central Fund’s assets are liquid. The Company’s objective is to hold cash reserves that generate limited income primarily to be applied towards expenses and Class A share dividends.  The ability of Central Fund to have sufficient cash for expenses and dividend payments, and to meet demands for redemption (if any), is primarily dependent upon its ability to realize cash flow from its cash equivalents.  Should Central Fund not have sufficient cash to meet its needs, portions of Central Fund's bullion holdings may be sold to fund dividend payments, provide working capital and pay for redemptions (if any) of Class A shares.

For the three months ended January 31, 2011, Central Fund’s cash reserves decreased by $5.3 million to $77.6 million.  This decrease was a result of the amounts used to pay expenses and the year-end Class A share dividend.  The Administrator and Senior Executive Officers monitor Central Fund’s cash position with an emphasis on maintaining its mandate to hold maximum amounts of gold and silver bullion.

Related party information

Please refer to Note 5 commencing on Page 9 of this interim report.

Future accounting policy

In February 2008, Canada’s Accounting Standards Board (“AcSB”) confirmed that Canadian GAAP, as used by publicly accountable enterprises, will be replaced by International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011.  Public companies and trusts will be required to provide IFRS comparative information for the previous fiscal year.    However, in June 2010, an Exposure Draft issued by the AcSB entitled “Adoption of IFRSs by Investment Companies” proposed to allow entities that currently apply AcG-18 the option to defer implementation of IFRS until its fiscal year beginning on or after January 1, 2012.  This Exposure Draft was approved in October 2010.  On January 12, 2011, the AcSB further extended the date for deferral of the mandatory IFRS changeover date for qualifying investment companies to fiscal years beginning on or after January 1, 2013.   It is the intention of the Company to defer implementation of IFRS to its fiscal year beginning on November 1, 2013.

The Company is reviewing the key elements within IFRS that may result in a change in accounting policies that will impact its financial statements and accompanying note disclosures.  The assessment plan being implemented by the Company includes a position paper which highlights the material standards that need to be addressed under IFRS and preparation of an opening balance sheet and financial statements that incorporate IFRS accounting standards and policies.   The major areas of focus identified by the assessment include first year implementation decisions; statement of cash flows; classification of redeemable Class A shares; income taxes; increased note disclosure; and accounting for changes in unrealized appreciation (depreciation) of holdings.  The assessment is addressing the impact on the Company’s accounting system and internal control required to report under IFRS beginning on the implementation date.  The Company will continue with the assessment and implementation in preparation for its first annual filing under IFRS expected for the fiscal year beginning November 1, 2013.

Additional Information

This MD&A is dated February 28, 2011.  Additional information relating to the Company, including its Annual Information Form and 2010 Annual Report, is available on the SEDAR website at www.sedar.com.